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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 NE 8th Street, Suite 400
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Noone 206-245-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory John Noone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BP Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SUPARAT BROADWELL
NOTARY PUBLIC
STATE OF WASHINGTON
License Number 99932
My Commission Expires July 28, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BP SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2019

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
BP Securities, LLC
Bellevue, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BP Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BP Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of BP Securities, LLC's management. Our responsibility is to express an opinion on BP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as BP Securities, LLC's auditor since 2017.

New York, New York
February 27, 2020

BP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash	$35,030
Accounts Receivable	$848,991
TOTAL ASSETS	$884,021
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Accrued Expenses	$14,005
Total Liabilities	$14,005
Member's Equity	$870,016
TOTAL LIABILITIES & MEMBER'S EQUITY	$884,021

See Notes to the Financial Statement

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

BP Securities, LLC (the "Company") was formed on March 27, 2017, as a Washington State limited liability company, registered as a broker-dealer under the Securities Exchange Act of 1934 on November 27, 2017, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients with mergers, acquisitions, and divestitures. The Company is a wholly owned subsidiary of Berntson Porter Corporate Advisory, LLC (the "Member").

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition: The Company records revenue in accordance with ASC 606, *Revenue from Contracts with Customers (Topic 606)*, as issued by the Financial Accounting Standards Board. Under Topic 606, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In addition, Topic 606 also requires companies to disclose additional information, including nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company recognizes revenues from success and finder fees generated from facilitating the completion of mergers, acquisitions and divestitures, and providing other financial or advisory services for its clients. Revenues are recognized when a performance obligation is satisfied, which is when the promised services are provided to the Company's clients, and is generally the closing date of the transaction, because that is when the underlying financial instrument is identified, the pricing agreed upon, and the risks and rewards of ownership have been transferred to / from the customer. At December 31, 2019 there were no contract liabilities required to be recorded by the Company.

The following table provides information about contract assets from contracts with customers:

	December 31	
	2018	2019
Accounts Receivable	$40,906	$848,991

Accounts Receivable: Accounts receivable are carried at their estimated net realizable amount, reduced for allowances for doubtful accounts, as applicable. The Company evaluates its receivables to determine collectability, as necessary.

Valuation of Investments at Fair Value: The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgement used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices of similar assets and liabilities, and other observable information that can be corroborated by market data.

Level 3 – Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company may receive, from time to time, unexercised warrants as compensation from a transaction. Warrants in privately held companies are fair valued using a Black-Scholes Option-Pricing Model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices and interest rates). Warrants in publicly traded companies are valued at their intrinsic value, which is the in the money amount of the option. The Company did not have any warrants at December 31, 2019.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes: The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expenses for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of its member. The Company is subject to Business and Occupation taxes ("B&O Taxes") in the State of Washington and the City of Bellevue. The Company's B&O Taxes are included in business taxes and licenses in the statement of income for the year ended December 31, 2019.

Lease Accounting and Adoption of New Accounting Standard: Effective January 1, 2019, the Company adopted new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under

ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

NOTE 3: INVESTMENT IN SECURITIES, AT FAIR VALUE

As of January 1, 2019, the Company had warrants in one company with a value of $17,200. During the year ended December 31, 2019, the Company received additional warrants from the same company, which were valued using the Black-Scholes Option-Pricing Model described in Note 2. As a result of this valuation, the additional warrants were valued at $7,900, which was recorded as finders fee revenue on the statement of income for the year ended December 31, 2019. In addition, a loss of $1,700 was recorded on the statement of income for the year ended December 31, 2019 to reflect the change in valuation of the warrants held as of January 1, 2019. In November 2019, the Company distributed all of its warrants to its Member, at their fair value of $23,400.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company's Expense Sharing Agreement with the Member, as amended and restated on July 1, 2018 (the "Expense Sharing Agreement"), requires an agreed upon payment of (i) rent, (ii) general & administrative expenses, (iii) technology, data and communications expenses, and (iv) a management fee, to the Member. The Company recorded and paid $9,600 of expenses under this agreement for the year ended December 31, 2019.

NOTE 5: NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission (the "SEC") the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2019, the Company's net capital, as defined, of $21,025, exceeded the required minimum net capital by $16,025. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.67 to 1.

NOTE 6: CONCENTRATIONS AND CREDIT RISKS

The Company had revenues from three customers that accounted for 99% of total revenue for the year ended December 31, 2019. Amounts due from one customer represent 100% of accounts receivable at December 31, 2019. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirements, or otherwise.

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times, deposits may exceed federally insured limits.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2020, the date on which the financial statements were available to be issued.

In January 2020, the Company collected approximately $849,000 of its accounts receivable as of December 31, 2019, and distributed $840,000 to its Member. This distribution was done in accordance with the provisions of the Net Capital Rule.

BP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS A PUBLIC DOCUMENT)